                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                S C H E D U L E   13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*

                             HEALTHCARE ACQUISITION CORP.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                            COMMON STOCK, $0.001 PAR VALUE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                      421923103
                              --------------------------
                                    (CUSIP Number)
                             Copy to:    Stephen A. Cohen, Esq.
Seneca Ventures                          Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                         750 Lexington Avenue
Brookville, New York 11545               New York, New York 10022
Telephone (516) 626-3070                 Telephone (212) 735-8600

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Persons
                  Authorized to Receive Notices and Communications)

                                   February 5, 1997
--------------------------------------------------------------------------------
                 (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ____.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Woodland Partners
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 50,000 shares                       2.4%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    222,300 shares                     10.6%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    50,000 shares                       2.4%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    222,300 shares                     10.6%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Barry Rubenstein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        PF, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 82,300 shares                       3.9%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    190,000 shares                      9.0%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    82,300 shares                       3.9%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    190,000 shares                      9.0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Marilyn Rubenstein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        PF, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 20,000 shares                       1.0%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    252,300 shares                     12.0%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    20,000 shares                       1.0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    252,300 shares                     12.0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Woodland Venture Fund
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 50,000 shares                       2.4%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    222,300 shares                     10.6%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    50,000 shares                       2.4%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    222,300 shares                     10.6%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Seneca Ventures
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        WC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 50,000 shares                       2.4%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    222,300 shares                     10.6%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    50,000 shares                       2.4%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    222,300 shares                     10.6%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Woodland Services Corp.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0 shares                              0%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    272,300 shares                     13.0%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0 shares                              0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    272,300 shares                     13.0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                      The Marilyn and Barry Rubenstein Family Foundation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                            New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 20,000 shares                       1.0%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    252,300 shares                     12.0%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    20,000 shares                       1.0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    252,300 shares                     12.0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    272,300 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                       13.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP
No. 421923103                            13D

-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Persons
                                      Brian Rubenstein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                (a)  /x/

                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only
-------------------------------------------------------------------------------
 (4) Source of Funds*        OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required                  / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization                        United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 0 shares                               0%
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                     20,000 shares                      1.0%
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    0 shares                              0%
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    20,000 shares                       1.0%
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    20,000 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                                        1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                  IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

    This statement, dated February 5, 1997, constitutes Amendment No. 1 to the
Schedule 13D, dated March 8, 1996, regarding the reporting persons' ownership of Common Stock of Healthcare Acquisition Corp. (the "Issuer").

    The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

    This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by the reporting persons. Pursuant to Rule 13d-2, it shall state the information which has materially changed since the filing of the Schedule.

ITEM 1.  SECURITY AND ISSUER

         (a)  Common Stock, $.001 par value per share (CUSIP No. 421923103).

         (b) Redeemable Common Stock Purchase Warrant, expiring March 8, 2003, entitling the holder thereof to purchase one additional share of Common Stock at $5.00 per share (subject to adjustment in certain circumstances), exercisable as of the later of (i) the consummation of a Business Combination [(as defined in the Issuer's prospectus, dated March 8, 1996 (the "Prospectus")] by the Issuer, or (ii) March 8, 1997 (CUSIP No. 421923111).

         (c) Unit, consisting of one (1) share of Common Stock and two (2) Warrants (CUSIP No. 421923202).

                             Healthcare Acquisition Corp.
                                  c/o Medvest, Inc.
                                2365 N.W. 41st Street
                              Boca Raton, Florida 33431

ITEM 2.  IDENTITY AND BACKGROUND

    1. (a) WOODLAND PARTNERS, a general partnership organized under the laws of the State of New York.

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Business:  Investments.

         (d)  No.

         (e)  No.

              The general partners of Woodland Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

    2. (a) BARRY RUBENSTEIN, a general partner of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

         (d)  No.

         (e)  No.

         (f)  Citizenship: United States

              Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

    3. (a) MARILYN RUBENSTEIN, a general partner of Woodland Partners, and one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Occupation: Housewife

         (d)  No.

         (e)  No.

         (f)  Citizenship: United States

    4. (a) WOODLAND VENTURE FUND, a limited partnership organized under the laws of the State of New York ("the Fund").

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Business:   Investments.

         (d)  No.

         (e)  No.

              Woodland Services Corp. and Mr. Barry Rubenstein are the general partners of Fund. The limited partners of Fund include certain other investors.

    5. (a) WOODLAND SERVICES CORP., a corporation organized under the laws of the State of New York ("Services").

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Business:    Investments

         (d)  No.

         (e)  No.

              Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Services's outstanding shares of common stock, no par value.

    6. (a) SENECA VENTURES, a limited partnership organized under the laws of the State of New York ("Seneca").

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Business: Investments.

         (d)  No.

         (e)  No.

              The general partners of Seneca are Barry Rubenstein and Services. The limited partners of Seneca include Marilyn Rubenstein and certain other investors.

    7. (a) THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Business: Charitable Foundation.

         (d)  No.

         (e)  No.

              Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the Trustees of the Foundation.

    8. (a) BRIAN RUBENSTEIN, one of the Trustees of The Marilyn and Barry Rubenstein Family Foundation.

         (b)  Address:
                   68 Wheatley Road
                   Brookville, New York 11545

         (c)  Principal Occupation: Corporate Finance Staff Analyst

         (d)  No.

         (e)  No.

         (f)  Citizenship: United States.


              Brian Rubenstein is the son of Barry Rubenstein and Marilyn Rubenstein.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         The individual reporting persons obtained funds for the purchase of the Units from their respective personal funds and/or other funds, the partnerships obtained funds for the purchase of the Units from their respective working capital and/or others funds and the Foundation obtained funds for the purchase of the Units from its other funds.

         On May 16, 1995, Woodland Partners loaned $25,000 to the Issuer and was issued a promissory note (the "Note") in that amount and 50,000 warrants (the "Bridge Warrants"). The Note bears interest at the rate of 10% per annum and will be paid at the consummation of the IPO. The Bridge Warrants are identical to the Warrants, except they are not redeemable until ninety (90) days after the consummation of a Business Combination.

         The amount of funds used in making the purchases of the Units in the IPO and in the over-the-counter market are set forth below:

         Name                                  Amount of Consideration
         ----                                  -----------------------

         Woodland Partners                              $300,000
         Barry Rubenstein Rollover IRA                $1,012,813
         Marilyn Rubenstein                             $120,000
         Seneca Ventures                                $306,250
         Woodland Venture Fund                          $306,250
         The Marilyn and Barry Rubenstein
           Family Foundation                            $120,000

ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting persons acquired their shares for purposes of investment. The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.


ITEM 5.  INTERESTS IN SECURITIES OF ISSUER.

         (a) The following list sets forth the aggregate number and percentage (based on 2,100,000 shares of Common Stock outstanding as reported by the Issuer's Form 10-Q for the quarter ended September 30, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of February 14, 1997:

                             Shares of                 Percentage of Shares
                            Common Stock                  of Common Stock
Name                     Beneficially Owned(1)         Beneficially Owned(1)
----                     ---------------------         ---------------------

Woodland Partners             272,300(2)                       13.0%
Barry Rubenstein              272,300(3)                       13.0%
Marilyn Rubenstein            272,300(4)                       13.0%
Seneca Ventures               272,300(5)                       13.0%
Woodland Venture Fund         272,300(6)                       13.0%
Woodland Services Corp.       272,300(7)                       13.0%



____________________________

    1 Does not include shares of Common Stock issuable upon the exercise of the Warrants or the Bridge Warrants.

    2 Woodland Partners disclaims beneficial ownership of 82,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, 50,000 shares of Common Stock owned by Fund and 20,000 shares of Common Stock owned by the Foundation.

    3    45,000 shares of Common Stock beneficially owned by Barry Rubenstein
         represents his equity interest in Woodland Partners.   Mr. Rubenstein
         disclaims beneficial ownership of 5,000 shares of Common Stock held by Woodland Partners (which represents his wife's equity interest in Woodland Partners), 20,000 shares of Common Stock owned individually by his wife, Marilyn Rubenstein, 39,000 shares of Common stock owned by Seneca, and 29,777 shares of Common Stock owned by Fund.

    4 5,000 shares of Common Stock represents Mrs. Rubenstein's equity interest in Woodland Partners, and 4,480 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 45,000 shares of Common Stock held by Woodland Partners (which represents her husband's equity interest in Woodland Partners), 82,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA Account, 45,520 shares of Common Stock owned by Seneca, and 50,000 shares of Common Stock owned by Fund.

    5 Seneca disclaims beneficial ownership of 50,000 shares of Common Stock owned by Woodland Partners, 82,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by the Seneca, and 20,000 shares of Common Stock owned by the Foundation.

    6 Fund disclaims beneficial ownership of 50,000 shares of Common Stock owned by Woodland Partners, 82,300 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

    7 68 shares of Common Stock beneficially owned by Services represents its equity interest in Fund, and 78 shares of Common Stock beneficially owned by Services represents its equity interest in Seneca. Services disclaims beneficial ownership of 50,000 shares of Common Stock owned by Woodland Partners, 82,300 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock held individually by Mrs. Rubenstein, 49,932 shares of Common Stock owned by Fund, 49,922 shares of Common Stock owned by Seneca, and 20,000 shares of Common Stock owned by the Foundation.

                             Shares of                 Percentage of Shares
                            Common Stock                  of Common Stock
Name                     Beneficially Owned(1)         Beneficially Owned(1)
----                     ---------------------         ---------------------

The Marilyn and Barry
   Rubenstein Family
    Foundation                272,300(8)                       13.0%
Brian Rubenstein               20,000(9)                        1.0%


    (b)   By virtue of being a general partner of Woodland Partners, Seneca, and Fund, husband of Marilyn Rubenstein and a Trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 190,000 shares of Common Stock representing approximately 9.0% of the outstanding Common
Stock.   Barry Rubenstein has sole power to vote and dispose of 82,300 shares of
Common Stock currently held in his Rollover IRA account, representing approximately 3.9% of the outstanding Common Stock.

         By virtue of being a general partner of Woodland Partners, wife of Barry Rubenstein, Marilyn Rubenstein may be deemed to have shared power to vote and to dispose of 252,300 shares of Common Stock representing approximately 12.0% of the outstanding Common Stock. Marilyn Rubenstein has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock.

         Woodland Partners has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 222,300 shares of Common Stock, representing approximately 10.6% of the outstanding Common Stock.

         Seneca has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 222,300 shares of Common Stock, representing approximately 10.6% of the outstanding Common Stock.

         Fund has sole power to vote and dispose of 50,000 shares of Common Stock, representing approximately 2.4% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 222,300 shares of Common Stock, representing approximately 10.6% of the outstanding Common Stock.

         Services may be deemed to have shared power to vote and to dispose of 272,300 shares of Common Stock, representing approximately 13.0% of the outstanding Common Stock.

____________________

    8 The Foundation disclaims beneficial ownership of 50,000 shares of Common Stock owned by Woodland Partners, 82,300 shares of Common Stock held in Mr. Rubenstein's Rollover IRA account, 20,000 shares of Common Stock owned individually by Marilyn Rubenstein, 50,000 shares of Common Stock owned by Fund, and 50,000 shares of Common Stock owned by Seneca.

    9    Consists of 20,000 shares of Common Stock owned by the Foundation.

         The Foundation has sole power to vote and dispose of 20,000 shares of Common Stock, representing approximately 1.0% of the outstanding Common Stock and may be deemed to have shared power to vote and to dispose of 252,300 shares of Common Stock, representing approximately 12.0% of the outstanding Common Stock.


         (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from December 5, 1996 through February 14, 1997, inclusive.

                             Purchase or    Number of Shares (S)  Purchase or
Name of Shareholder           Sale Date      Purchased or (Sold)   Sale Price
-------------------          -----------    --------------------   ----------

 .Barry Rubenstein -
  Rollover IRA                12/5/97           (29,000)             $5.09
                              12/13/97          (50,000)             $5.09
                              12/14/97           (7,700)             $5.13


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)     Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES
         OF THE ISSUER


         (a) Woodland Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Woodland Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

         (b) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.


         (c) Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Fund is vested in its general partners - Barry Rubenstein and

Services. The limited partners have no voting or investment power over the shares of Common Stock held by Fund.

         (d) Woodland Partners agreed not to transfer its Bridge Warrants until after the consummation of a Business Combination and not to exercise them until ninety (90) days after such Business Combination. The Issuer has agreed to register the Bridge Warrants and the shares of Common Stock underlying the Bridge Warrants (the "Bridge Shares") under the Registration Statement of which the Prospectus is a part, and granted Woodland Partners piggyback registration rights for the Bridge Warrants and the Bridge Shares.

         (e) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from Federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of the Common Stock held by the Foundation is vested in its trustees -Barry Rubenstein, Marilyn Rubenstein and Brian Rubenstein.


         (f) Except for the circumstances discussed or referred to in paragraph (a) through (e) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT A - Agreement effective as of March 8, 1996 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

         EXHIBIT B - Power of Attorney, dated March 15, 1996, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein

                                      SIGNATURE

         After reasonable inquiry and to the best of his or his knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    February 14, 1997


                               /s/ Barry Rubenstein
                             --------------------------------------------------
                             Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation




                               /s/ Marilyn Rubenstein
                             --------------------------------------------------
                             Marilyn Rubenstein





                                    *
                             --------------------------------------------------
                             Brian Rubenstein




*By:  /s/ Barry Rubenstein
    ----------------------------------
  Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       Exhibit A

                         AGREEMENT PURSUANT TO RULE 13d 1(f)
                      OF THE SECURITIES AND EXCHANGE COMMISSION


         AGREEMENT, to be effective as of March 8, 1996, among WOODLAND PARTNERS, a New York general partnership, with its principal office at 68 Wheatley Road, Brookville, New York 11545, BARRY RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, MARILYN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545, SENECA VENTURES, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND VENTURE FUND, with its principal office at 68 Wheatley Road, Brookville, New York 11545, WOODLAND SERVICES CORP, with its principal office at 68 Wheatley Road, Brookville, New York 11545, THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION, with its principal office at 68 Wheatley Road, Brookville, New York 11545, and BRIAN RUBENSTEIN, residing at 68 Wheatley Road, Brookville, New York 11545.

         WHEREAS, for convenience and expediency, each party hereto desires to file the statements required by Section 13(d) of the Securities Exchange Act of 1934, as amended, jointly with all other parties hereto; and

         WHEREAS, Rule 13D 1(f) promulgated by the Securities and Exchange Commission requires that this Agreement be set forth in writing and filed with the Commission;

         NOW THEREFORE, it is hereby agreed as follows:

         1. Each party hereto agrees that it will file all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including without limitation, Schedule 13D, and all amendments of all such statements and/or reports, jointly with all other parties hereto.

         2. Any party hereto may hereafter terminate this Agreement, with respect to itself only, by giving written notice thereof to all other parties hereto, and to HEALTHCARE ACQUISITION CORP., the NASD, and the Securities and Exchange Commission. The withdrawal of any one or more parties shall not cause the termination of this Agreement with respect to the parties not giving notice of termination as aforesaid.

         3. Unless sooner terminated as provided in paragraph 2 above, this Agreement shall be for a period of one (1) year from the date hereof, and shall be automatically renewable for successive one (1) year periods, unless terminated by any party, as to such party, on sixty (60) days notice.

         4. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

         IN WITNESS WHEREOF, we have executed this Agreement with the intention that it shall be binding upon us as of the day and year set forth above.


                               /s/ Barry Rubenstein
                             --------------------------------------------------
                             Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Seneca Ventures, and Woodland Venture Fund, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation

                               /s/ Marilyn Rubenstein
                             --------------------------------------------------
                             Marilyn Rubenstein


                                    *
                             --------------------------------------------------
                             Brian Rubenstein


*By:  /s/ Barry Rubenstein
-------------------------------------
  Barry Rubenstein, Attorney-in-Fact

                                      EXHIBIT B

                                  POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints BARRY RUBENSTEIN, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all statements and reports required under Section 13(d) of the Securities Exchange Act of 1934, as amended, including, without limitation, Schedule 13D and all amendments of all such statements and/or reports, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and with such other parties as may be required, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

    IN WITNESS WHEREOF, I have hereunto set my hand this 15th day of March, 1996.




                                        /s/ Brian Rubenstein
                                       -------------------------------------
                                       BRIAN RUBENSTEIN